Exhibit (4)

Allstate Life Insurance Company of New York
A Stock Company

Home Office: One Allstate Drive, Farmingville, New York 11738

Flexible Premium Deferred Variable Annuity Certificate

This Certificate is issued to customers of participating financial services corporations according to the terms of Master Policy number 64900062 issued by Allstate Life Insurance Company of New York to the Delaware Financial Services Group Insurance Trust. The Trustee of the Delaware Financial Services Group Insurance Trust is called the Master Policyholder. This Certificate is issued in the state of New York and is governed by New York law.

Throughout this Certificate, "you" and "your" refer to the Certificate owner(s). "We", "us "and" our" refer to Allstate Life Insurance Company of New York.

Certificate Summary
This flexible premium deferred variable annuity provides a cash withdrawal benefit, a death benefit, and a settlement value during the Accumulation Phase and periodic income payments beginning on the Payout Start Date during the Payout Phase. An Administrative Expense and Mortality and Expense Risk Charge equivalent to an annualized charge of 1.35% will be deduced daily from the Variable Account. A $35 dollar Certificate Maintenance charge will be deducted from the Variable Account on each Certificate Anniversary. The smallest annual rate ofnet investment return on the Variable Account assets required to keep Variable Account Income Payments from decreasing is 4.35%.

The dollar amount of income payments or other values provided by this Certificate, when based on theinvestment experience of the Variable Account, varies to reflect the performance of the Variable Account.

This Certificate and Master Policy do not pay dividends.

The tax status of this Certificate as it applies to the owner should be reviewed each year.

PLEASE READ YOUR CERTIFICATE CAREFULLY.
This is a legal Contract between the Certificate owner(s) and Allstate Life Insurance Company of New York.

Return Privilege
If you are not satisfied with this Certificate for any reason, you may return it to us or our agent within 10 days after you receive it. We will refund any purchase payments allocated to the Variable Account, adjusted to reflect investment gain or loss from the date of allocation through the date of cancellation, plus any purchase payments allocated to the Fixed Account Options. If this Certificate is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Certificate Value.

If you have any questions about your Allstate Life Insurance Company of New York variable annuity, please contact Allstate Life Insurance Company of New York at
(800) 692-4682.


Secretary                                                          Chairman and
                                                         Chief Executive Officer

Flexible Premium Deferred Variable Annuity

TABLE OF CONTENTS

THE PERSONS INVOLVED                             4

ACCUMULATION PHASE                               5

PAYOUT PHASE                                      14

INCOME PAYMENT TABLES                             16

GENERAL PROVISIONS                                 17

THE PERSONS INVOLVED

Owner The person named at the time of application is the Owner of this Certificate unless subsequentlychanged. As Owner, you will receive any periodic income payments, unless you have directed us to pay them to someone else. The Certificate cannot be jointly owned by both a non-living person and a living person.

You may exercise all rights stated in this Certificate, subject to the rights of any irrevocable Beneficiary.

You may change the Owner at any time by written notice in a form satisfactory to us. If the Owner is a living person, you may change the Annuitant prior to the Payout Start Date by written notice in a form satisfactory to us. Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may not assign an interest in this Certificate as collateral or security for a loan. However, you may assign periodic income payments under this Certificate prior to the Payout Start Date. We are bound by an assignment only if it is signed by the assignor and filed with us. We are not responsible for the validity of an assignment.

If the sole surviving Owner dies prior to the Payout Start Date, the Beneficiary becomes the New Owner. If the sole surviving Owner dies after the Payout Start Date, the Beneficiary becomes the New Owner as described in the Beneficiary provision and will receive any subsequent guaranteed income payments.
If more than one person is designated as Owner:

        Owner as used in this Certificate refers to all people named as Owners, unless otherwise indicated;
        any request to exercise ownership rights must be signed by all Owners;
        and on the death of any person who is an Owner, the surviving person(s) named as Owner will continue as Owner.

Annuitant The Annuitant is the person named on the Annuity Data Page, but may be changed by the Owner,as described above. The Annuitant must be a living person. If the Annuitant dies prior to the Payout Start Date, and the Owner does not name a new Annuitant, the new Annuitant will be:

        the youngest Owner; otherwise,
        the youngest Beneficiary.

Beneficiary The Beneficiary is the person(s) named on the Annuity Data Page unless later changed by the Owner. The Primary Beneficiary is the Beneficiary(ies) who is first entitled to receive benefits under the Contract upon the death of the sole surviving Owner. The Contingent Beneficiary is the Beneficiary(ies) who is entitled toreceive benefits under the Contract after the death of all Primary Beneficiary(ies).

You may change or add Beneficiaries at any time by written notice in a form satisfactory to us before income payments begin, unless you have designated an irrevocable Beneficiary. Once we accept a change, it takes effect as of the date you signed the request. Any change is subject to any payment we make or other action we take before we accept it.

Benefits  Payable to  Beneficiaries
If  the  sole   surviving   Owner  dies  after  the  Payout   Start  Date,   the
Beneficiary(ies) will receive any guaranteed income payments scheduled to continue.

If  the  sole   surviving   Owner  dies  before  the  Payout  Start  Date,   the
Beneficiary(ies) may elect to receive a Death Benefit or become the New Owner.

Order of Payment of Benefits
As described above under Benefits Payable to Beneficiaries, Beneficiary(ies) will receive any guaranteedincome payments scheduled to continue, or the right to elect to receive a Death Benefit or become the New Owner, in the following order of classes:

                Primary Beneficiary

          Upon the death of the sole surviving Owner before the Payout Start Date, the Primary Beneficiary(ies), ifliving, will have the right to elect to receive a Death Benefit or become the New Owner with rights as defined in the Death of Owner provision. Upon the death of the sole surviving Owner after the Payout StartDate, Primary Beneficiary(ies), if living, will receive the guaranteed income payments scheduled to continue.

              Contingent Beneficiary

          Before the Payout Start Date the Contingent Beneficiary, if living, will have the right to elect to receive aDeath Benefit or become the New Owner with rights as defined in the Death of Owner provision upon the death of the Owner if all Primary Beneficiaries die before the sole surviving Owner. After the Payout StartDate the Contingent Beneficiary, if living, will receive the guaranteed income payments scheduled to continue upon the death of the Owner if all Primary Beneficiaries die before the sole surviving Owner.

If none of the named Beneficiaries are living when the sole surviving Owner dies, or if a Beneficiary has not been named, the new Beneficiary will be:

        your spouse, or if he or she is no longer living, your surviving children equally, or if you have no surviving children, your estate.

Unless you have provided directions to the contrary, the Beneficiaries will take equal shares. If there is more than one Beneficiary in a class and one of the Beneficiaries predeceases the Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary s share.

ACCUMULATION PHASE

Accumulation Phase Defined The "Accumulation Phase" is the first of two phases during your Certificate. The Accumulation Phase begins on the issue date stated on the Annuity Data Page. This phase will continue until the Payout Start Date unless this Certificate is terminated before that date.


Certificate Year The one year period beginning on the issue date and on each anniversary of the issue date.

Purchase Payments The initial payment is shown on the Annuity Data Page. You may make subsequentpurchase payments during the Accumulation Phase. We reserve the right to impose a minimum and maximumamount on subsequent purchase payments. The minimum amount we will accept is $50. The maximum amount we will accept is $1,000,000. Each purchase payment into the Standard Fixed Account must be at least $500. We reserve the right to change the minimum and maximum amounts in the future, which will be done on a uniform basis, in a fair and non-discriminatory manner. Any limits to Purchase Payments will be applied to all Owners andwill be applied in a non-discriminatory manner.

We will invest the purchase payments in the Investment Alternatives you select. You may allocate any portion of your purchase payment in whole percents from 0% to 100% or in exact dollar amounts to any of the Investment Alternatives. The total allocation must equal 100%.

The allocation of the initial purchase payment is shown on the Annuity Data Page. Allocation of each subsequentpurchase payment will be the same as the allocation for the most recent purchase payment unless you change the allocation. You may change the allocation of subsequent purchase payments at any time, without charge, simply by giving us written notice. Any change will be effective at the time we receive the notice.

Initial Purchase Payment Allocation If the Return Privilege provision requires us to refund purchasepayments, then during the Return Privilege period, we reserve the right to invest any purchase payments you allocated to the Variable Account to a Money Market Variable Sub-account available under this Certificate. We will notify you if we do so. At the end of the Return Privilege period, the amount in the Money Market Variable Sub- account will be allocated to the Variable Account as originally designated by you. This allocation will not be considered a transfer.


Investment Alternatives Investment Alternatives are the Sub-accounts of the Variable Account and the FixedAccount Options. We may offer additional Sub-accounts of the Variable Account at our discretion. We reserve theright to limit the availability of the Investment Alternatives for new investments. Any limit will be applied to all Owners and will be applied in a non-discriminatory manner.

Variable Account The "Variable Account" for this Certificate is the Allstate Life Insurance Company of NewYork Separate Account A. This account is a separate investment account to which we allocate assets contributed under this and certain other certificates. These assets will not be charged with liabilities arising from any other business we may have.


Variable Sub-accounts The Variable Account is divided into Sub-accounts. Each Sub-account invests solelyin the shares of the mutual fund underlying that Sub-account.


Fixed Account Options The Fixed Account Options are the Three-to-Six-Month Dollar Cost Averaging FixedAccount, the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account, and the Standard Fixed Account. TheFixed Account Options are assets of the General Account.


Three-to-Six-Month Dollar Cost Averaging Fixed Account Money in the Three-to-Six-Month DollarCost Averaging Fixed Account will earn interest at the annual rate in effect at the time of allocation to the Three-to-Six-Month Dollar Cost Averaging Fixed Account. Each purchase payment and associated interest in the Three-to-Six-Month Dollar Cost Averaging Fixed Account must be transferred to Sub-accounts of the Variable Accountaccording to your current allocation instructions in equal monthly installments within the selected transfer period. You may select a transfer period of no less than 3 months or more than 6 months. If you discontinue the Dollar Cost Averaging program before the end of the transfer period, the remaining balance in the Three-to-Six-MonthDollar Cost Averaging Fixed Account will be transferred to the Money Market Variable Sub-account unless yourequest a different Investment Alternative. At the end of the transfer period, any residual amount will be transferredto the Money Market Variable Sub-Account. No amount may be transferred into the Three-to-Six-Month Dollar CostAveraging Fixed Account.

For each purchase payment, the first transfer from the Three-to-Six-Month Dollar Cost Averaging Fixed Accountmust occur within one month of the date of payment. If we do not receive an allocation instruction from you within one month of the date of payment, the payment plus associated interest will be transferred to the Money Market Variable Sub-account in equal monthly installments within the selected transfer period.

Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account Money in the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account will earn interest at the annual rate in effect at the time of allocationto the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account. Each purchase payment and associatedinterest in the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account must be transferred to Sub-accountsof the Variable Account according to your current allocation instructions in equal monthly installments within the selected transfer period. You may select a transfer period of no less than 7 months or more than 12 months. If you discontinue the Dollar Cost Averaging program before the end of the transfer period, the remaining balance in the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account will be transferred to the Money MarketVariable Sub-account unless you request a different Investment Alternative. At the end of the transfer period, anyresidual amount will be transferred to the Money Market Variable Sub-Account. No amount may be transferred intothe Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account.

For each purchase payment, the first transfer from the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Accountmust occur within one month of the date of payment. If we do not receive an allocation instruction from you within one month of the date of payment, the payment plus associated interest will be transferred to the Money Market Variable Sub-account in equal monthly installments within the selected transfer period.

Standard Fixed Account Money in the Standard Fixed Account will earn interest at the current rate weare offering for the Guarantee Period at the time of allocation or transfer to the Standard Fixed Account. We will offer a one-year Guarantee Period. Other Guarantee Periods from two to ten years may be offered at our discretion. We may limit the Guarantee Periods available for transfers into the Standard Fixed Account.

A new Guarantee Period will be established each time you allocate purchase payments or transfer amounts to theStandard Fixed Account. You must select the Guarantee Period for all purchase payments and transfers allocated to the Standard Fixed Account. Each purchase payment or transfer into the Standard Fixed Account must be at least $500. If you do not select a Guarantee Period for a purchase payment or transfer, we will assign the same period(s) as used for the most recent purchase payment.

Upon the expiration of a Guarantee Period, we will automatically transfer that Guarantee Period value to a new one- year Guarantee Period to be established on the day after the previous Guarantee Period expired. We will not charge a transfer fee for this automatic transfer, nor will this automatic transfer count against the 12 transfers you can make each Certificate Year without paying a transfer fee. We will mail you a notice prior to the expiration of each Guarantee Period outlining the options available at the end of the Guarantee Period. During the 30 day period after a Guarantee Period expires you may:

take no action and your money will remain in the newly established one-year Guarantee Period;

or notify us to transfer the Guarantee Period value to a new
Guarantee Period that we may offer at that time. The new Guarantee Period will be established on the day we receive the notification;

or notify us to transfer the Guarantee Period value to any Sub-account of the Variable Account on the day wereceive the notification;

or receive a portion of the Guarantee Period value

or the entire Guarantee Period value through a partial or fullwithdrawal. A Withdrawal Charge and any applicable taxes may apply. In this case, the amount withdrawn will be deemed to have been withdrawn on the day we received notification.

Crediting Interest We credit interest daily to money allocated to the Fixed Account Options. Interestcompounds over one year at the current annualized interest rates we are offering when the money is allocated. We will credit interest to the initial purchase payment from the issue date. We will credit interest to subsequent purchase payments from the date we receive them. We will credit interest to transfers from the date the transfer is made. The current annualized interest rate credited to a Guarantee Period will remain unchanged until the end of that Guarantee Period. When a Guarantee Period expires and a new Guarantee Period is established, we will credit interest at the current rate we are offering when the new Guarantee Period is established. The annualized interest rate for any Fixed Account Option will never be less than 3%.

Transfers Prior to the Payout Start Date, you may transfer amounts between Investment Alternatives. You maymake 12 transfers per Certificate Year without charge. Each transfer after the 12th transfer in any Certificate Year may be assessed a $10 transfer fee. Except in the instance of full surrender, transfers are subject to the following restrictions:

No amount may be transferred into the Three-to-Six-Month Dollar Cost Averaging Fixed Account or the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account.

At the end of the transfer period, any remaining portion of the purchase payment and interest in the Three-to- Six-Month Dollar Cost Averaging Fixed Account or the Seven-to-Twelve-Month Dollar Cost Averaging Fixed Account will be allocated to the Money Market Variable Sub-Account.

The one year fixed account will have no transfer or withdrawal restriction.



The total amount of transfers and withdrawals from each Guarantee Period of the Standard Fixed Accountduring a Certificate Year cannot exceed 25% of the purchase payment or the amount transferred into that Guarantee Period. For each Guarantee Period, any portion of the total allowable transfer and withdrawal amount that is not transferred or withdrawn in that Certificate Year will not increase the allowable transfer and withdrawal amount in any subsequent Certificate Year. This limitation will be waived for amounts transferred during the 30-day period after the Guarantee Period expires. This limitation does not apply to any Dollar Cost Averaging Fixed Accounts.

We reserve the right to limit the number of transfers in any Certificate Year or to refuse any transfer requestfor an Owner or certain Owners if, in our sole discretion, we believe that:

excessive trading by such Owner or Owners or a specific transfer request or group of transfer requests mayhave a detrimental effect on Unit Values or the share prices of the underlying mutual funds or would be to the disadvantage of other Certificate Owners;

or We are informed by one or more of the underlying mutual funds that the purchase or redemption of sharesis to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

Such restrictions may be applied in any manner which is reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of the other Certificate Owners.

We  reserve  the  right to  waive  the  transfer  fees and
restrictions  contained  in  this  Certificate.   Any  waiver  of  the  transfer
restrictions will be applied to all Owners in a non-discriminatory manner.

Certificate Value Your "Certificate Value" is equal to the sum of:
        the number of Accumulation Units you hold in each Sub-account of the Variable Account multiplied by theAccumulation Unit Value for that Sub-account on the most recent Valuation Date;
        plus the total value you
        have in the Fixed Account Options.

If you withdraw the entire Certificate Value, you may receive an amount less than the Certificate Value becausea Withdrawal Charge, income tax withholding and a premium tax charge may apply.

Accumulation Units and Accumulation Unit Value Amounts which you allocate to a Sub-account of the Variable Account are used to purchase Accumulation Units in that Sub-account. The Accumulation Unit Value for each Sub-account at the end of any Valuation Period is calculated by multiplying the Accumulation Unit Value at the end of the immediately preceding Valuation Period by the Sub-account's Net Investment Factor for the Valuation Period. The Accumulation Unit Values may go up or down.

Additions or transfers to a Sub-account of the Variable Account will increase the number of Accumulation Units forthat Sub-account. Withdrawals or transfers from a Sub-account of the Variable Account will decrease the number of Accumulation Units for that Sub-account. The number of units increased or decreased would be the dollaramount divided by the Accumulation Unit Value.

Valuation Period and Valuation Date A "Valuation Period" is the time interval between the closing of theNew York Stock Exchange on consecutive Valuation Dates. A "Valuation Date" is any date the New York Stock Exchange is open for trading.


Net Investment Factor For each Variable Sub-account, the "Net Investment Factor" for a Valuation Periodis equal to:

        The sum of:
         the net asset value per share of the mutual fund underlying the sub-account determined at the end ofthe current Valuation Period, plus the per share amount of any dividend or capital gain distributions made by the mutual fund underlyingthe subaccount during the current Valuation Period.
 Divided by the net asset value per share of the mutual fund underlying the sub-account determined as ofthe end of the immediately preceding Valuation Period.
 The result is reduced by the Mortality and Expense Risk Charge and the Administrative Expense Chargecorresponding to the portion of the 365 day year (366 days for a leap year) that is in the current Valuation Period.

Charges The charges for this Certificate include Administrative Expense Charges, Mortality and Expense RiskCharges, Certificate Maintenance Charges, transfer charges, and applicable taxes. If withdrawals are made, the Certificate may also be subject to Withdrawal Charges.


Administrative Expense Charge The annualized Administrative Expense Charge will never be greater than0.10% of the Variable Account Certificate Value. (See Accumulation Units and Accumulation Unit Value for adescription of how this charge is applied.)


Mortality and Expense Risk Charge The annualized Mortality and Expense Risk Charge will never begreater than 1.25% of the Variable Account Certificate Value. (See Accumulation Units and Accumulation UnitValue for a description of how this charge is applied.) Our actual mortality and expense experience will not adversely affect the dollar amount of variable benefits or other contractual payments or values under this Certificate.

Certificate Maintenance Charge Prior
to the Payout Start Date, a Certificate Maintenance Charge will bededucted from your Certificate Value on each certificate anniversary. The charge will be deducted on a pro-rata basis from each Sub-account of the Variable Account in the proportion that your value in each bears to your total value in all Sub-accounts of the Variable Account. A reduced Certificate Maintenance Charge proportional to the part of the Certificate Year elapsed will also be deducted if the Certificate is terminated on any date other than a certificate anniversary. After the Payout Start Date the Certificate Maintenance Charge will be deducted in equal parts from each income payment. The annualized charge will never be greater than $35 per Certificate Year.


The Certificate Maintenance Charge will be waived if, on the certificate anniversary or upon full surrender the total Certificate Value is $50,000 or more, or if all money is allocated to the Fixed Account(s) on the Certificate anniversary.


Taxes Any premium tax or income tax withholding relating to this Certificate may be deducted from purchasepayments or the Certificate Value when the tax is incurred or at a later time.


Withdrawal You have the right, subject to the restrictions and charges described in this Certificate, to withdrawpart or all of your Certificate Value at any time during the Accumulation Phase. A withdrawal must be at least $50.
If any withdrawal reduces the Certificate Value to less than $2,000 and no Purchase Payments have been receivedfor 3 years, we will treat the request as a withdrawal of the entire Certificate Value. If you withdraw the entireCertificate Value, the Certificate will terminate.

You must specify the Investment Alternative(s) from which you wish to make a withdrawal. When you make a withdrawal, your Certificate Value will be reduced by a withdrawal amount equal to the amount paid to you and any applicable Withdrawal Charge, and taxes.

The total amount of transfers and withdrawals from each Guarantee Period of the Standard Fixed Account duringa Certificate Year cannot exceed 25% of the purchase payment or the amount transferred into that Guarantee Period. For each Guarantee Period any portion of the total allowable transfer and withdrawal amount that is not transferred or withdrawn in that Certificate Year will not increase the allowable transfer and withdrawal amount in any subsequent Certificate Year. This limitation will be waived for amounts withdrawn during the 30-day period after the Guarantee Period expires. If you elect to withdraw your entire Certificate Value at any time during the accumulation phase, this limitation will be waived.

Any Withdrawal Charge will be waived on withdrawals taken to satisfy IRS minimum distribution rules. This waiver is permitted only for withdrawals which satisfy distributions resulting from this Certificate.

Preferred Withdrawal Amount Each Certificate Year the Preferred Withdrawal Amount is equal to 15%of the amount of purchase payments. Each Certificate Year you may withdraw the Preferred Withdrawal Amountwithout any Withdrawal Charge. Each Certificate Year begins on the anniversary of the date the Certificate was established. Any Preferred Withdrawal Amount which is not withdrawn in a year may not be carried over toincrease the Preferred Withdrawal Amount in a subsequent year.

Withdrawal Charge To determine the Withdrawal Charge, we assume that purchase payments are withdrawnfirst, beginning with the oldest payment. When all purchase payments have been withdrawn, additional withdrawals will not be assessed a Withdrawal Charge.

Withdrawals in excess of the Preferred Withdrawal Amount will be subject to a Withdrawal Charge as follows:

                Payment Year:           1       2       3       4       5       6       7       8 and Later
                Percentage:             7%      6%      6%      5%      5%      4%      3%      0%

For each purchase payment withdrawal, the "Payment Year" in the table is measured from the date we received the purchase payment.  The Withdrawal Charge is determined by multiplying the percentage corresponding to the
Payment Year times that part of each purchase payment withdrawal  that is in excess of the Preferred WithdrawalAmount.

Death of Owner If you die prior to the Payout Start Date, the New Owner will be the surviving Owner. If thereis no surviving Owner, the New Owner will be the Beneficiary(ies) as described in the Beneficiary provision. The New Owner will have the options described below.

1.      If the sole New Owner is your spouse:
        a.      Your spouse may elect, within 180 days of the date of your death, to receive the Death Benefit describedbelow in a lump sum.
        b. Your spouse may elect, within 180 days of the date of your death, to receive an amount equal to the DeathBenefit paid out under one of the Income
Plans described in the Payout Phase section. The Payout Start Date must be within one year of your date of death. Income Payments must be:
                i.      over the life of your spouse; or
                ii.     for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy ofyour spouse;
                          or
                iii.    Over the life of your spouse with  a guaranteed number of payments from 5 to 30 years but notto exceed the life expectancy of your spouse.
        c. If your spouse does not elect one of the options above, then your spouse may continue the Certificate inthe Accumulation Phase as if the death had not occurred. If the Certificate is continued in the Accumulation Phase, the following conditions apply:

On the day the Certificate is continued, the Certificate Value will be the Death
Benefit asdetermined at the end of the Valuation Period during which we received due proof of death. The excess, if any, of the death benefit amount over the Certificate Value will be allocated to the Variable Sub-accounts. This excess will be allocated in proportion to your Certificate Value in those Sub-accounts as of the end of the Valuation Period during which we receive Due Proof ofDeath.
Any portion of this excess attributed to the Fixed Account Options will be allocated to the Money Market Variable Sub-account. Within 30 days of the date the Certificate is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

Transfer all or a portion of the excess among the Variable Sub-accounts;

Transfer all or a portion of the excess into the Standard Fixed Account and begin a newGuarantee
                                Period; or
Transfer all or a portion of the excess into a combination of Variable
Sub-accounts and theStandard Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Certificate Year andis subject to any minimum allocation amount specified in your Certificate.
The surviving spouse may make a single
withdrawal of any amount within one year of the date ofdeath without incurring a Withdrawal Charge.
Prior to the Payout Start Date, the Death Benefit of the continued Certificate will be the greater of:

the sum of all purchase payments reduced by a withdrawal adjustment, as defined in theDeath
Benefit provision; or

the Certificate Value on
the date we determine the Death Benefit; or

the Certificate Value on each Death Benefit
Anniversary prior to the date we determine theDeath Benefit, increased by any purchase payments made since that Death Benefit
Anniversary and reduced by a withdrawal adjustment, as defined in the Death
Benefit provision.

Only one spousal continuation is allowed under this
Certificate.
2.      If the New Owner is not your spouse but is a living person, then this New Owner has the following options:
        a.      The New Owner may elect, within 180 days of the date of your death, to receive the death benefitdescribed below in a lump sum.
        b. The New Owner may elect, within 180 days of the date of your death, to receive an amount equal to theDeath Benefit paid out under one of the Income
Plans described in the Payout Phase section. The Payout Start Date must be within one year of your date of death. Income Payments must be:
                i.      over the life of the New Owner; or
                ii.     for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy ofthe New
                       Owner; or
                iii. Over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but notto exceed the life expectancy of the
        New Owner.
          c. The New Owner may elect to receive the Certificate Value payable in a lump sum within 5 years of yourdate of death.

3.      If the New Owner is a corporation or other non-living person:
        a.      The non-living Owner may elect, within 180 days of your death, to receive the Death Benefit in a lump sum.
        b.      The non-living Owner may elect to receive the Certificate Value payable in a lump sum within 5 years ofyour date of\
                 death.
If any New Owner is a non-living person, all New Owners will be considered to be non-living persons for the above purposes.

If the New Owner who is not your spouse does not make one of the above described elections, the CertificateValue must be withdrawn by the New Owner on or before the mandatory distribution date 5 years after your date of death. Under any of these options, all ownership rights are available to the New Owner from the date of your death to the date on which the Death Benefit or Certificate Value is paid. We reserve the right to extend, on a non-discriminatory basis, the period of time in which we will use the Death Benefit rather than the Certificate Value todetermine the payment amount. The death benefit will be at least as high as the Certificate Value. This rightapplies only to the amount payable as death benefit proceeds and in no way restricts when a claim may be filed.

Death of Annuitant If the Owner is non-living person and the Annuitant who is not also the Owner dies priorto the Payout Start Date, the Owner must elect an applicable option listed below.

     1. If the Owner is a living person, then the Certificate will continue with a new Annuitant as described in theAnnuitant provision above.

2.      If the Owner is a non-Living Person:
        a. The non-living Owner may elect, within 180 days of the Annuitant's date of death, to receive the DeathBenefit in a lump sum; or
        b. The
        non-living Owner may elect to receive the Certificate Value payable in a lump sum within 5 years ofthe Annuitant's date of death.
If the non-living Owner does not make one of the above described elections, the Certificate Value must bewithdrawn by the non-living Owner on or before the mandatory distribution date 5 years after the Annuitant's death.

Under any of these options, all ownership rights are available to the non-living
Owner  from the date of the  Annuitant's  death to the date on which  the  Death
Benefit or Certificate Value is paid. We reserve the right toextend, on a non-discriminatory basis, the period of time in which we will use the Death
Benefit rather than the Certificate Value to determine the payment amount. The death benefit will be at least as high as the CertificateValue. This right applies only to the amount payable as death benefit proceeds and in no way restricts when a claim may be filed.

Death Benefit Prior to the Payout Start Date, the death benefit is equal to the greatest of: the Certificate Value as of the date we determine the death benefit; or the Settlement Value on the date we determine the death benefit; or the Certificate Value on each Death Benefit Anniversary prior to the date we determine the death benefit,increased by purchase payments made since that Death
Benefit Anniversary and reduced by an adjustment for any partial withdrawals since that Death Benefit Anniversary.
                The adjustment is equal to (A) divided by (B) and the result multiplied by (C) where:
                (A) is the withdrawal amount.
                (B)is the Certificate Value immediately prior to the withdrawal.
                (C) is the Certificate Value on the Death Benefit Anniversary
                    adjusted by any prior purchase payments or withdrawals made since that Anniversary.

The first Death Benefit Anniversary is the issue date.  Subsequent Death Benefit
Anniversaries  are  those  Certificate  anniversaries  that are  multiples  of 7
Certificate Years, beginning with the 7th certificate anniversary. For example, the issue date, 7th, and 14th Certificate anniversaries are the first three
Death Benefit anniversaries.

We will determine the value of the death benefit as of the end of the Valuation
Period during which we receive a complete request for payment of the death benefit. A complete request includes due proof of death.

Withdrawal Adjustment Example for Maximum Anniversary Value
        (i)     Maximum Anniversary Value Before Partial Withdrawal: $100
        (ii)    Certificate Value Before Partial Withdrawal: $50
       (iii) Partial Withdrawal: $48
        (iv) New Certificate Value: $2
         (v)     New Maximum Anniversary Value: $4

Settlement Value The Settlement Value is the same amount that would be paid in the event of withdrawal ofthe Certificate Value. We will calculate the Settlement Value at the end of the Valuation Period coinciding with the requested distribution date for payment or on the mandatory distribution date of 5 years after the date of death.

PAYOUT PHASE

Payout Phase Defined The "Payout Phase" is the second of the two phases during your Certificate. Duringthis phase the Certificate Value less any applicable taxes is applied to the Income Plan you choose and is paid out as provided in that plan.

The Payout Phase begins on the Payout Start Date. It continues until we make the last payment as provided by the Income Plan chosen.


Payout Start Date The "Payout Start Date" is the date the Certificate Value less any applicable taxes isapplied to an Income Plan. The anticipated Payout Start
Date is shown on the Annuity Data Page. You may change the Payout Start Date by writing to us at least 30 days prior to this date.

The Payout Start Date must be at least 30 days after the Issue Date, and occur on or before the Annuitant's 90th birthday.


Income Plans An "Income Plan" is a series of payments on a scheduled basis to you or to another persondesignated by you. The Certificate Value on the Payout
Start Date less any applicable taxes, will be applied to your Income Plan choice from the following list:

1. Life Income with Guaranteed Payments We will make payments for as long as the Annuitant lives. If theAnnuitant dies before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments. 2. Joint and Survivor Life Income with Guaranteed Payments We will make payments for as long as eitherthe Annuitant or joint Annuitant, named at the time of Income Plan selection, lives. If both the Annuitant and the joint
Annuitant die before the selected number of guaranteed payments have been made, we will continue to pay the remainder of the guaranteed payments.
3. Guaranteed Number of Payments. We will make payments for a specified number of months beginning onthe Payout Start Date. These payments do not depend on the Annuitant's life. The number of months guaranteed may be from 60 to 360. In lieu of applying all or a portion of the Certificate Value to Income Plans 1, 2, or 3, the Owner may elect to:
                receive a withdrawal benefit as described in the Withdrawal provision: or receive income payments for a specified period.
We reserve the right to make available other Income Plans.

Income Payments Income payment amounts may vary based on any Sub-account of the Variable Accountand/or may be fixed for the duration of the Income Plan. The
Certificate Maintenance Charge will be deducted in equal payments from each income payment. The Certificate Maintenance Charge will be waived if the total
Certificate Value is $50,000 or more as of the Payout Start Date.


Variable Amount Income Payments The initial income payment based upon the Variable Account iscalculated by applying the portion of the Certificate Value in the Variable Account on the Payout Start Date, less any applicable premium tax, to the appropriate value from the Income Payment Table selected. Subsequent income payments will vary depending upon the changes in the Annuity Unit Values for the Sub-accounts upon which the income payments are based.The portion of the initial income payment based upon a particular Variable Sub-account is determined by applying the amount of the Certificate Value in that Sub-account on the Payout Start Date, less any applicable premium tax, to the appropriate value from the Income Payment Table. This portion of the initial income payment is divided by the Annuity Unit Value on the Payout Start Date for that Variable
Sub-account to determine the number of Annuity Units from that Sub-account which will be used to determine subsequent income payments. Unless Annuity Transfers are made between Sub-accounts, each subsequent income payment from that Sub-account will be that number of Annuity Units times the Annuity Unit Value for the Sub-account for the Valuation Date on which the income payment is made.


Annuity Unit Value The Annuity Unit Value for each Sub-account of the Variable
Account as of the end of theValuation Period coinciding with the Payout Start
Date is the number used to determine the number of Annuity Units.

The subsequent Annuity Unit Values at the end of any Valuation Period are
calculated by:
        multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Sub-account's Net Investment Factor during the period; and then dividing the result by 1.000 plus the assumed investment rate for the period. The assumed investment rateis an effective annual rate of 3%.

Fixed Amount Income Payments The income payment amount derived from any money allocated to theFixed Account Options during the Accumulation Phase are fixed for the duration of the Income Plan. The Fixed Amount Income Payment is calculated by applying the portion of the Certificate Value in the Fixed Account
Options on the Payout Start Date, plus any amount from the Variable Account that the Owner elects to apply to a Fixed Amount Income Payment and less any applicable premium tax, to the greater of the appropriate value from the Income
Payment Table selected or such other value as we are offering at that time.


Annuity Transfers After the Payout Start Date, you may transfer among the variable subaccounts. You maymake up to 12 transfers per Contract year. No transfers may be made from the Fixed Amount Income Payment. Transfers from the Variable Amount Income Payment to the Fixed Amount Income Payment may not be made for six months after the Payout Start Date.

Payout Terms and Conditions The income payments are subject to the following terms and conditions:
        If the Certificate Value is less than $2,000, or not enough to provide an initial payment of at least $20, wereserve the right to: change the payment frequency to make the payment at least
                $20; or
                terminate the Certificate and pay you the Certificate
               Value less any applicable taxes in a lump sum.

If we do not receive a written choice of an Income Plan from you at least 30 days before the Payout Start Date,the Income Plan will be life income with guaranteed payments for 120 months. If you choose an Income Plan which depends on any person's life, we may require: proof of age and sex before income payments begin; and proof that the Annuitant or joint Annuitant is still alive before we make each payment.

        After the Payout Start Date, the Income Plan cannot be changed and withdrawals cannot be made unlessincome payments are being made under Income
Plan 3. You may terminate all or a portion of the income payments being made under Income Plan 3 at any time and withdraw their value by writing to us. For
Variable Amount Income Payments, this value is equal to the present value of the Variable Amount Income Payments being terminated, calculated using a discount rate equal to the assumed investment rate that was used in determining the initial variable payment. For Fixed Amount Income Payments, this value is equal to the present value of the Fixed Amount Income Payments being terminated, calculated using a discount rate equal to the Applicable Current Interest Rate.
The Applicable Current Interest Rate is the rate we are using on the date we receive your withdrawal request to determine income payments for a new annuitization with a payment period equal to the remaining payment period of the income payments being terminated.
        If any Owner dies during the Payout Phase, the remaining income payments will be paid to the successorOwner as scheduled.


INCOME PAYMENT TABLES

The initial income payment will be at least the amount based on the adjusted age of the Annuitant(s) and the tables below, less any federal income taxes which are withheld. The adjusted age is the actual age of the Annuitant(s) on the Payout Start Date reduced by one year for each six full years between January 1, 2000 and the Payout Start Date. Income payments for ages and guaranteed payment periods not shown below will be determined on a basis consistent with that used to determine those that are shown. The Income Payment Tables are based on 3.0% interest and the Annuity 2000 Mortality Tables.

Fixed Amount Income Payments applied for will be offered at rates not less than those offered to new immediateannuity applicants of the same class at the Payout
Start Date.
Income Plan 1 - Life Income with Guaranteed Payments for 120Months
Monthly Income Payment for each $1,000 Applied to this Income Plan

Income Plan 1 - Life Income with Guaranteed Payments for 120 Months


                           Monthly Income Payment for each $1,000 Applied to this Income Plan
----------------------------------------------------------------------------------------------------------------------------
------------------- ---------------------- ---------------- ---------------------- ---------------- ------------------------

 Annuitant's                                 Annuitant's                             Annuitant's
   Adjusted           Male     Female         Adjusted        Male     Female         Adjusted        Male    Female
      Age                                        Age                                     Age
------------------- ---------------------- ---------------- ---------------------- ---------------- ------------------------
------------------- ---------------------- ---------------- ---------------------- ---------------- ------------------------

       35              $3.34     $3.22            49           $3.99    $3.76             63           $5.23    $4.84
       36               3.38      3.24            50            4.05     3.81             64            5.35     4.95
       37               3.41      3.27            51            4.11     3.87             65            5.49     5.07
       38               3.45      3.30            52            4.18     3.93             66            5.62     5.20
       39               3.49      3.34            53            4.26     3.99             67            5.77     5.33
       40               3.53      3.37            54            4.33     4.06             68            5.92     5.47
       41               3.57      3.41            55            4.41     4.13             69            6.07     5.62
       42               3.62      3.44            56            4.50     4.20             70            6.23     5.78
       43               3.66      3.48            57            4.58     4.28             71            6.39     5.94
       44               3.71      3.52            58            4.68     4.36             72            6.56     6.11
       45               3.76      3.57            59            4.78     4.45             73            6.73     6.29
       46               3.81      3.61            60            4.88     4.54             74            6.90     6.48
       47               3.87      3.66            61            4.99     4.63             75            7.08     6.67
       48               3.93      3.71            62            5.11     4.73
=================== ====================== ================ ====================== ================ ========================



Income Plan 2 - Joint and Survivor Life Income with Guaranteed Payments for 120 Months
Monthly Income Payment for each $1,000 Applied to this Income PlanFemale Annuitant's Adjusted AgeMale
==============================================================================================================================

                            Monthly Income Payment for each $1,000 Applied to this Income Plan
------------------------------------------------------------------------------------------------------------------------------
-------------------- ---------------------------------------------------------------------------------------------------------

                     Female Annuitant's Adjusted Age
-------------------- ---------------------------------------------------------------------------------------------------------
-------------------- ---------- ------------ ----------- ---------- ---------- ---------- ---------- --------- ---------------

      Male
   Annuitant's          35         40        45          50         55           60         65           70         75
    Adjusted
       Age
-------------------- ---------- ------------ ----------- ---------- ---------- ---------- ---------- --------- ---------------
-------------------- ---------- ---------- ---------- ---------- ----------- ---------- ------------ ----------- -------------

       35             $3.06      $3.12      $3.17      $3.22      $3.26       $3.28      $3.31        $3.32       $3.33
       40              3.10       3.18       3.26       3.32       3.38        3.43       3.46         3.49        3.51
       45              3.13       3.23       3.33       3.43       3.52        3.59       3.65         3.69        3.72
       50              3.16       3.27       3.40       3.53       3.65        3.76       3.86         3.93        3.98
       55              3.18       3.30       3.45       3.61       3.77        3.94       4.08         4.20        4.29
       60              3.19       3.33       3.49       3.68       3.88        4.10       4.31         4.51        4.66
       65              3.20       3.34       3.52       3.73       3.97        4.24       4.54         4.83        5.08
       70              3.21       3.35       3.54       3.76       4.03        4.36       4.73         5.13        5.52
       75              3.21       3.36       3.55       3.78       4.07        4.44       4.87         5.38        5.92

==================== ========== ========== ========== ========== =========== ========== ============ =========== =============

================================= ===============================================

                                  Monthly Income Payment for each
    Specified Period              $1,000 Applied to this Income Plan
--------------------------------- -----------------------------------------------
--------------------------------- -----------------------------------------------

        10 Years                                    $9.61
        11 Years                                     8.86
        12 Years                                     8.24
        13 Years                                     7.71
        14 Years                                     7.26
        15 Years                                     6.87
        16 Years                                     6.53
        17 Years                                     6.23
        18 Years                                     5.96
        19 Years                                     5.73
        20 Years                                     5.51
================================= ===============================================


GENERAL PROVISIONS

The Entire Contract The entire contract consists of this Certificate, the Master Policy, the Master PolicyApplication, any written applications, and any Certificate endorsements and riders.

All statements made in written applications are representations and not warranties. No statement will be used by us in defense of a claim or to void the Certificate unless it is included in a written application.

Only our officers may change the Master Policy or the Certificate, or waive a right or requirement. No other individual may do this.

We may not modify this Certificate without your signed consent, except to make it comply with any changes in the Internal Revenue Code or as required by any other applicable law.

Master Policy Amendment or Termination The Master Policy may be amended by us, terminated byus, or terminated by the Master Policyholder without the consent of any other person. No termination completed after the issue date of this Certificate will adversely affect your rights under this Certificate. Nothing in the MasterPolicy will invalidate or impair any rights of Certificate owners.

Incontestability We will not contest the validity of this Certificate after the issue date.

Misstatement of Age or Sex If any age or sex has been misstated, we will pay the amounts which wouldhave been paid at the correct age and sex.

If we find the misstatement of age or sex after the income payments begin, we will:

        pay all amounts underpaid including interest calculated at an effective annual rate of 6%; or stop payments until the total income payments made are equal to the total amounts that would have beenmade if the correct age and sex had been used.

Annual Statement At least once a year, prior to the Payout Start Date, we will send you a statement containing Certificate Value information. We will provide you with Certificate Value information at any time upon request. The statement will contain the Certificate Value, the withdrawal value, and any Death Benefit under theCertificate. The statement shall be addressed to your last post-office address known to us as required by New York Insurance law.

Settlements We may require that this Certificate be returned to us prior to any settlement. We must receivedue proof of death of the Owner or Annuitant prior to settlement of a death claim. Due proof of claim is one of thefollowing:

        a certified copy of a death certificate; or a certified copy of a decree of a court of competent jurisdiction as to a finding of death; or any other proof acceptable to us.
Any full withdrawal or Death Benefit under this Certificate will not be less than the minimum benefits required by any statute of the state in which the Certificate is delivered.

Deferment of Payments We will pay any amounts due from the Variable Account under this Certificate withinseven days, unless:

the New York Stock Exchange is closed for other than usual weekends or holidays, or trading on such Exchange is restricted;

 an emergency exists as defined by the Securities and Exchange Commission; or the Securities and Exchange Commission permits delay for the protection of Certificate holders.

We reserve the right to postpone payments or transfers from the Fixed Account Options for up to six months. If we elect to postpone payments or transfers from the Fixed Account Options for 10 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date the payment or transfer request is received by us to the date the payment or transfer is made. Variable Account Modifications We reserve the right, subject to applicable law, to make additions to,deletions from, or substitutions for the mutual fund shares underlying the Sub-accounts of the Variable Account. We will not substitute any sharesattributable to your interest in a Sub-account of the Variable Account without notice to you and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940.

We reserve the right to establish additional Sub-accounts of the Variable Account, each of which would invest in shares of another mutual fund. You may then instruct us to allocate purchase payments or transfers to such Sub-accounts, subject to any terms set by us or the mutual fund. We reserve the right to limit the availability of funds for this Certificate.

In the event of any such substitution or change, we may by endorsement, make such changes as may be necessary or appropriate to reflect such substitution or change.

If we deem it to be in the best interests of persons having voting rights under the certificates, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required.